Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana, India.

CIN : L85195TG1984PLC004507

Tel :+91 40 4900 2900

Fax :+91 40 4900 2999

Email :mail@drreddys.com

www.drreddys.com

April 14, 2020

Corporate Relationship Department	National Stock Exchange of India Ltd.
BSE Limited	“Exchange Plaza”
Dalal Street, Fort	Bandra-Kurla Complex, Bandra (East),
Mumbai – 400 001	Mumbai – 400 051
Fax Nos.: 022-22723121 / 22723719 /	Fax Nos.: 022-26598120/ 26598237/
22722037 / 22722039	26598238

Scrip Code: 500124	Scrip Code: DRREDDY-EQ

Dear Sirs,

Sub: Press Release

Please find enclosed a Press Release on “Dr. Reddy's Laboratories announces the launch of Amphetamine Sulfate Tablets USP, in the U.S. Market.”

This is for your information.

With regards,

/s/ Sandeep Poddar
Sandeep Poddar
Company Secretary

Encl: As above

CC:- New York Stock Exchange Inc.(Stock Code: RDY)

Classification | PUBLIC

CONTACT
DR. REDDY'S LABORATORIES LTD.	Investor relationS	Media relationS
8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034. Telangana, India.	AMIT AGARWAL amita@drreddys.com (Ph: +91-40-49002135)	APARNA TEKURI aparnatekuri@drreddys.com (Ph: +91-40- 49002446)

Dr. Reddy's Laboratories announces the launch of
Amphetamine Sulfate Tablets USP, in the U.S. Market

Hyderabad, India, April 14, 2020	For Immediate Release

Hyderabad, India and Princeton, NJ, USA. April 14, 2020 — Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, along with its subsidiaries together referred to as “Dr. Reddy’s”) today announced the launch of Amphetamine Sulfate Tablets USP, a therapeutic equivalent generic version of Evekeo® (amphetamine sulfate) Tablets approved by the U.S. Food and Drug Administration (USFDA). Amphetamine Sulfate Tablets, USP is a Schedule II drug.

The Evekeo® brand and generic had U.S. sales of approximately $38 million MAT for the most recent twelve months ending in January 2020 according to IQVIA Health*.

Dr. Reddy’s Amphetamine Sulfate Tablets USP are available in 5 mg and 10 mg dose in bottle count sizes of 100.

Please see the full prescribing information including boxed warning. https://www.drreddys.com/pi/Amphetamine_sulfate_tablets_USP_CII.pdf

WARNING

AMPHETAMINES HAVE A HIGH POTENTIAL FOR ABUSE. ADMINISTRATION OF AMPHETAMINES FOR PROLONGED PERIODS OF TIME MAY LEAD TO DRUG DEPENDENCE AND MUST BE AVOIDED. PARTICULAR ATTENTION SHOULD BE PAID TO THE POSSIBILITY OF SUBJECTS OBTAINING AMPHETAMINES FOR NON-THERAPEUTIC USE OR DISTRIBUTION TO OTHERS, AND THE DRUGS SHOULD BE PRESCRIBED OR DISPENSED SPARINGLY.

MISUSE OF AMPHETAMINE MAY CAUSE SUDDEN DEATH AND SERIOUS CARDIOVASCULAR ADVERSE EVENTS.

Evekeo® is a trademark of Arbor Pharmaceuticals, LLC

*IQVIA Retail and Non-Retail MAT January 2020.

RDY-0320-280

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses - Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Dr. Reddy’s operates in markets across the globe. Our major markets include – USA, India, Russia & CIS countries, and Europe. For more information, log on to: www.drreddys.com

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may", "will", "should", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates , interest rates , persistency levels and frequency / severity of insured loss events (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization , including related integration issues.

The company assumes no obligation to update any information contained herein.